TSX:IRC	NR 06-17
August 28, 2006

IRC FILES U.S. REGISTRATION STATEMENT

DENVER, COLORADO – August 28, 2006 - International Royalty Corporation (TSX: IRC) (the "Company" or “IRC”) announced today that it has filed a 40-F registration statement with the United States Securities and Exchange Commission to register its common shares in the United States under Section 12(b) of the Securities Exchange Act of 1934, as amended, in order to qualify its common shares for listing in the United States.  Concurrently, IRC submitted an application for the listing of its common shares for trading on the American Stock Exchange (“Amex”).  There can be no assurance that IRC’s common shares will be approved for listing on Amex or when such listing  might be approved.

Since completing its initial public offering of CA$162,500,000 of common shares and CA$30,000,000 of units consisting of common shares and secured senior debentures on February 22, 2005 the Company’s shares have traded exclusively on the Toronto Stock Exchange.

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's future plans, intentions, objectives or goals, related to its filing of a registration statement on Form 40-F with the SEC and listing application with Amex.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. IRC’s common shares may not be approved for listing on Amex.  Accordingly, readers should not place undue reliance on any forward-looking statements.

About IRC

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.  IRC holds interests in or has contracts for the purchase of over 60 royalties in 14 commodities. IRC’s portfolio includes royalties on properties ranging from the exploration through production stages across the globe including an effective 2.7% NSR royalty on the Voisey’s Bay project in Labrador, Canada.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Barry Mire : bmire@renmarkfinancial.com

Media, Eva Jura: ejura@renmarkfinancial.com

Tel.: (514) 939-3989

www.renmarkfinancial.com